JONES APPAREL GROUP, INC.
1411 BROADWAY, NEW YORK, NEW YORK  10018

January 10, 2008

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	William Choi Andrew Blume Mara Ransom John Fieldsend
Re:	Jones Apparel Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 26, 2007 Form 10-Q for the Fiscal Quarter Ended October 6, 2007 Filed November 5, 2007 File No. 1-0746

Dear Messrs. Choi, Blume and Fieldsend and Ms. Ransom:

        On behalf of Jones Apparel Group, Inc., a Pennsylvania corporation ("we," "Jones" or the "Company"), we hereby submit the following in response to the comment letter dated December 27, 2007, received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), concerning the Company's above-referenced periodic filings.

        To assist in your review, the Company's responses follow the sequentially numbered comments in your letter. The text of your comments appears in bold, and our responses to those comments immediately follow.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

Form 10-Q for the Fiscal Quarter Ended October 6, 2007

Discontinued Operations, page 9

1.	We note that you classified the $107.7 million reversal of your deferred tax valuation allowance within continuing operations. Please confirm to us that the asset(s) giving rise to the previously reserved capital loss were unrelated to the assets sold in the Barneys transaction.

        As requested, we confirm to you that the assets sold giving rise to the previously reserved capital loss were unrelated to the assets sold in the Barney's transaction. The loss resulted from the sale of our Polo Jeans Company business to Polo Ralph Lauren Company on February 3, 2006.

Assets Held For Sale, page 11

2.	We note that you reversed $30.4 million of losses on assets held for sale as a result of reclassifying those assets to assets held and used. Please provide us with the following information regarding these impairment reversals:
  Provide us with a complete narrative of the related impairment charges and reversals, including the specific accounting guidance you relied upon. Please tell us the nature of the assets involved and whether they had definite or indefinite lives. Considering that you transferred the assets to a held and used classification, please also explain how the assets originally met the held for sale criteria in paragraph 30 of SFAS 144;

  Clarify why the assets qualify as held and used considering you will be "liquidating the related brands." Accordingly, please explain why it would be inappropriate to instead recognize gains on sale of the assets during the period(s) they are sold.

  Tell us if you reversed any impairment charges on indefinite-lived intangible assets; and

  Clarify why $13.6 million of the recovery was "reclassified" as additional impairments. Please tell us the nature of these "additional" assets and how they relate to the original impaired assets.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

        On May 1, 2007, we made the strategic decision to wind down or sell some of our moderate product lines by the end of 2007 as a result of the continued trend of our moderate customers towards differentiated product offerings. This decision was reported on a Form 8-K dated May 2, 2007. We deemed this to be a "triggering event" for impairment testing of long-term assets under SFAS 142 and SFAS 144. With the assistance of an independent appraiser, we determined the fair value of the indefinite-lived trademarks affected by our decision to be approximately $69.0 million less than their carrying value, which we reflected as trademark impairments during the second fiscal quarter of 2007 as required under SFAS 142.

        We subsequently identified a buyer for certain moderate product lines and began negotiations to sell these brands along with their related assets and liabilities. As of the end of our second fiscal quarter on July 7, 2007, we had reached the stage of a draft sales agreement for a sales price of $22.5 million, and we believed the successful completion of the sale was both probable and imminent. The assets and liabilities involved included accounts receivable, inventory, prepaid expenses, leasehold improvements, trademarks (with indefinite lives) and accounts payable. We believe that the assets to be sold qualified as a disposal group according to the guidance of paragraph 30 of SFAS 144 (quoted below).

30. A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

    a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
    b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
    c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
    d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.
    e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
    f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

If at any time the criteria in this paragraph are no longer met (except as permitted by paragraph 31), a long-lived asset (disposal group) classified as held for sale shall be reclassified as held and used in accordance with paragraph 38.

        Referencing the above guidance, we believe that criteria "a" through "d" were met by virtue of the sales negotiations reaching the stage of a draft sales agreement for $22.5 million. Additionally, we believed that other factors, such as adequate buyer financing, were in place to support our belief of a pending sale.

        We also believe that criterion "e" was met as we agreed to sell the assets for $22.5 million, which, while resulting in a loss, we believed would adequately compensate us for the value of the assets being sold as well as relieve us of the liability for both severance benefits for the employees who would be involuntarily terminated and rent payments on operating leases that would be assigned to the buyer were we to liquidate the brands rather than sell them.

        We believe that criterion "f" was also met as we only needed to finalize and sign the draft sales agreement, which appeared imminent as we filed our Form 10-Q for the quarter ended July 7, 2007.

        Based on the carrying values of the assets and liabilities involved, we recorded an additional loss during the second fiscal quarter of $30.4 million to adjust the net carrying value of the related assets and liabilities to the agreed-to selling price of $22.5 million that represented the adjusted fair value of the assets subject to sale. This loss included $13.6 million of additional impairments of trademarks (which further reduced these assets to zero dollars on our books) and leasehold improvements (which were being amortized over the life of the related leases) and $16.8 million of valuation allowances against current assets (primarily against inventory and accounts receivable) where it was probable that we would not be able to recover the carrying values of these assets per the loss contingency guidance of paragraph 8 of SFAS 5, as follows.

8. An estimated loss from a loss contingency1 shall be accrued by a charge to income if both of the following conditions are met:

    a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that

_______________

1 From paragraph 1: For the purpose of this Statement, a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a "gain contingency") or loss (hereinafter a "loss contingency") to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

it must be probable that one or more future events will occur confirming the fact of the loss.
    b. The amount of loss can be reasonably estimated.

        We reported these items as a combined $30.4 million impairment loss on assets held for sale. Of this, $13.6 million were SFAS 142/SFAS 144 impairments with the remainder being adjustments of carrying value under SFAS 5 (since SFAS 144 defers the adjustment on non-long-term assets to other applicable GAAP under paragraph 13).

        A near-final draft sale agreement existed as of the date of the filing of Form 10-Q for the quarterly period ended July 7, 2007. Subsequent to the filing of this Form 10-Q, the potential buyer withdrew from the sales agreement as we were unable to resolve the remaining open item from that draft, which we believed at the time to be minor and which we had expected to be resolved in a short period of time. The sales negotiations were formally terminated on September 6, 2007. We were unable to identify another potential buyer and subsequently decided to sell off the remaining inventory and collect the outstanding accounts receivable for these brands in the normal course of business rather than continue to offer the brands for sale. As a result of this unexpected change in circumstances, we determined that the assets could no longer be classified as "held for sale" as we no longer met criteria "c" through "f" of paragraph 30 of SFAS 144. Therefore, the assets were reclassified as "held and used" following the guidance of paragraphs 38 and 39 of SFAS 144, as follows.

Changes to a Plan of Sale

38. If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset (disposal group) previously classified as held for sale, the asset (disposal group) shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

39. Any required adjustment to the carrying amount of a long-lived asset that is reclassified as held and used shall be included in income from continuing operations in the period of the subsequent decision not to sell. That adjustment shall be reported in the same income statement caption used to report a loss, if

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

any, recognized in accordance with paragraph 45. If a component of an entity is reclassified as held and used, the results of operations of the component previously reported in discontinued operations in accordance with paragraph 43 shall be reclassified and included in income from continuing operations for all periods presented.

        Under paragraph 38, we are required to reclassify the affected assets as "held and used" as we decided not to sell these product lines. We believe that paragraph 38 also requires us to reevaluate the carrying value of the assets at the date of the decision not to sell. Paragraph 38 requires that reclassified assets shall be measured individually at the lower of their (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell. In doing this, we determined that the fair value of each of the long-term assets (trademarks with indefinite lives and leasehold improvements being amortized over the life of the respective leases) that were written off in our second fiscal quarter was effectively zero, as these assets would not generate any significant future cash flows. Therefore, we did not reverse the $13.6 million portion of the loss recorded in the second fiscal quarter that related to the trademark and leasehold improvement impairments, but rather reclassified it as $11.5 million of trademark impairments and $2.1 million of selling, general and administrative expenses (the impairment of the leasehold improvements) during our third fiscal quarter. For clarity, we confirm that we did not reverse any previously recorded impairments of indefinite-lived intangible assets.

        The $16.8 million of valuation allowances we recorded against current assets (primarily accounts receivable and inventory) were reversed during our third fiscal quarter to restore the carrying value of accounts receivable to the original net amounts expected to be collected (invoiced amounts less allowances for co-op advertising deductions taken by our customers, allowances we provide to our retail customers to flow goods through the retail channels, and the possibility of non-collection due to the financial position of our customers) and to restore the carrying value of inventory to the original lower of cost or market amounts we had previously recorded. To date, we have both substantially collected the respective receivables and substantially sold the inventory at or above the amounts reestablished upon reclassification to held and used status. Further, for the remaining receivables and inventory, we do not anticipate any additional write downs that would suggest a fair value less than current carrying value.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

        Under the guidance of paragraph 39, the reclassification of the long-term asset impairments and the reversal of the valuation allowances against current assets were reported on the same line item in our third fiscal quarter that reported the associated losses in our second fiscal quarter.

Controls and Procedures, page 30

3.	We advise you that your definition of disclosure controls and procedures does not fully agree with the Exchange Act definition. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:
  recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

  accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

        We will make the requested revision in our future periodic reports.

4.	You state that your disclosure controls and procedures "are effective at the reasonable assurance level." If you include a reasonable assurance conclusion in future filings, please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and define what a "reasonable assurance level" represents. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.

        In our future periodic reports, we will either indicate that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and define what a "reasonable assurance level" represents or remove the reference to the level of assurance of our disclosure controls and procedures.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
January 10, 2008

        We hope that you will find our responses to the comments of the Commission's staff satisfactory. If further information regarding any aspect of this response letter is required, please contact the undersigned at (212) 703-9152 or Ira M. Dansky, Executive Vice President and General Counsel, at (212) 536-9526.

        We note that the comment letter dated December 27, 2007 was sent via facsimile transmission to Peter Boneparth. As we reported in our Report on Form 8-K filed on July 12, 2007, Wesley R. Card has succeeded Peter Boneparth as our President and Chief Executive Officer. Mr. Card's fax number is (212) 536-9599.

Very truly yours, /s/ John T. McClain John T. McClain Chief Financial Officer